ICP Solar Technologies	USA
7075 Place Robert Joncas, Unit 131	CANADA
Montreal, QC Canada H4M 2Z2	EUROPE
Tel : (514) 270-5770	ASIA
Fax : (514) 270-3677	AUSTRALIA
info@icpsolar.com

July 5, 2007

VIA EDGAR AND COURIER

Securities and Exchange Commission
Washington, D.C. 20549

Attention:  Mr. Donald C. Hunt
Attorney - Advisor
Division of Corporation Finance

Re:    ICP Solar Technologies Inc. (the "Company")
Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-138693

Dear Mr. Hunt:

Enclosed is a copy of Amendment No. 4 to the Company's Registration Statement on Form SB-2 (File No, 333-138693) filed today via EDGAR, together with a copy marked to show changes made to Amendment No. 3 filed on May 3, 2007. Amendment No. 4 has been updated to include recent changes in the Company, as well as to include financial statements for the first quarter ended April 30, 2007 and related Management's Discussion and Analysis disclosures. In light of the Company's sale of one of its subsidiaries, we have also included pro forma financials for the year ended January 31, 2007 and for the first quarter ended April 30, 2007.

Very truly yours,

ICP Solar Technologies Inc.

By:	/s/ Sass Peress
Sass Peress, President and
Chief Executive Officer